UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For March 30, 2004

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

3

1.

Management Information Circular, Notice of Meeting, Proxy Form, Voting Instruction Form and Certification Letter pertaining to PrimeWest's upcoming Annual General and Special Meeting of Unitholders to be held on May 6, 2004.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: March 30, 2004

PRIMEWEST ENERGY TRUST

NOTICE OF ANNUAL GENERAL
AND SPECIAL MEETING OF UNITHOLDERS

Take notice that the annual general and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") of PrimeWest Energy Trust (the "Trust") will be held in Glen 206 at the TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta on Thursday, May 6, 2004 at 2:00 p.m. (Calgary time) for the following purposes:

1.

to receive the consolidated financial statements of the Trust for the year ended December 31, 2003 and the auditors' report thereon;

2.

to consider the nominees of the Trust standing for election as directors of PrimeWest Energy Inc. ("PrimeWest") and to direct Computershare Trust Company of Canada (the "Trustee") to cause the election of such nominees as directors of PrimeWest;

3.

to appoint PricewaterhouseCoopers LLP as auditors of the Trust and PrimeWest, at a remuneration to be fixed by PrimeWest and approved by the board of directors of PrimeWest;

4.

to consider, and if thought fit, approve a special resolution amending the declaration of trust of the Trust to provide the board of directors of PrimeWest with a measure of flexibility in determining when to enforce restrictions on ownership of Trust Units by, and transfer of Trust Units to, non-residents of Canada; and

5.

to transact any other business which may properly come before the Meeting.

Calgary, March 18, 2004	By order of the Board of Directors of PrimeWest Energy Inc., the duly appointed attorney for PrimeWest Energy Trust
(Signed) Donald A. Garner
President and Chief Executive Officer

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular accompanying this notice.

Unitholders of record at the close of business on March 18, 2004 (the "Record Date"), will be entitled to receive notice of, and to attend and vote at, the Meeting.  No Unitholder who becomes a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or by courier or hand delivery to 600, 530 - 8th Avenue S.W, Calgary, Alberta, T2P 3S8).  In order to be valid and acted upon at the Meeting, forms of Proxy must be received no later than 24 hours (i.e., not later than 2:00 p.m. (Calgary time) on Wednesday, May 5, 2004) before the time for holding the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.

Holders of class A exchangeable shares in the capital of PrimeWest ("Class A Exchangeable Shares") of record at the close of business on the Record Date will be entitled to receive notice of the Meeting, and to attend the Meeting and to vote by way of the enclosed Voting Instruction Form on matters to come before the Meeting.  No one who acquires Class A Exchangeable Shares after the Record Date shall be entitled to attend or vote at the Meeting on the basis of such Class A Exchangeable Shares.

Holders of Class A Exchangeable Shares may vote by signing the enclosed form of Voting Instruction Form and remitting it to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or by courier or hand delivery to 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8).  In order to be valid and acted upon at the Meeting, the Voting Instruction Form must be received no later than 2:00 p.m. (Calgary time) on Wednesday, May 5, 2004.

PRIMEWEST ENERGY TRUST

For the Annual General and Special Meeting of Unitholders
to be held on May 6, 2004

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxy

This Management Proxy Circular is furnished in connection with the solicitation of proxies on behalf of Computershare Trust Company of Canada (the "Trustee"), in its capacity as trustee of PrimeWest Energy Trust (the "Trust"), by PrimeWest Energy Inc. ("PrimeWest") for use at the annual general and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held at the time and place and for the purposes set forth in the notice of annual and special meeting of Unitholders (the "Notice of Meeting").  In addition to the use of mail, proxies may be solicited by personal interviews, telephone, or facsimile by directors and senior officers, employees and agents of PrimeWest, and arrangements may be made with banks, brokerage firms and others to forward proxy material to beneficial owners of Trust Units and Class A Exchangeable Shares (as defined herein).  The cost of the solicitation will be borne by the Trust.  Information contained herein is given as of the date hereof unless otherwise specifically stated.

For the purpose of this Management Proxy Circular, unless the context otherwise requires, capitalized terms shall have the meanings ascribed to such terms in the declaration of trust (the "Declaration of Trust") dated as of the 2nd day of August, 1996 and restated as of November 6, 2002 between PrimeWest and the Trustee.  A copy of the Declaration of Trust is available to Unitholders from the head office of the Trust on demand and upon payment of reasonable reproduction costs.

Appointment of Proxies

Unitholders who wish to vote their Trust Units should complete, execute and deliver by regular mail the attached form of proxy to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1 Attention:  Proxy Department (or by courier or hand delivery to Computershare's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta  T2P 3S8), not less than 24 hours (i.e. not later than 2:00 p.m. (Calgary time) on Wednesday, May 5, 2004) before the time for the holding of the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement thereof.  By a resolution of the board of directors of PrimeWest (the "Board of Directors"), the record date for the Meeting has been established as the close of business on March 18, 2004 (the "Record Date").  Only Unitholders of record as at the Record Date are entitled to receive notice of, and to vote at, the Meeting.  A Unitholder of record on the Record Date will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder may subsequently dispose of his or her Trust Units.

No Unitholder who has become a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment thereof.

The document appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Unitholder submitting a form of proxy has the right to appoint a person to represent him or her at the Meeting (who need not be a Unitholder) other than the persons designated in the form of proxy furnished on behalf of the Trustee.  To exercise such right, the names of the persons designated by PrimeWest should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.  In addition, the Unitholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Unitholder's Trust Units are to be voted.

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting or any adjournment thereof.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co., a broker or another nominee, are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting or any adjournment thereof.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP").  ADP typically mails a scannable voting instruction form in lieu of the proxy.  The Beneficial Unitholder is requested to complete and return the voting instruction form to them by mail or facsimile.  Alternatively the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting or any adjournment thereof.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting or any adjournment thereof as the voting instruction form must be returned as directed by ADP well in advance of the Meeting or any adjournment thereof, as the case may be, in order to have the Trust Units voted.

Revocability of Proxy

A Unitholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney or authorized agent and deposited either at the registered office of the Trustee at any time up to 2:00 p.m. (Calgary time) on the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, in either case prior to its commencement, and upon either of such deposits, the proxy is revoked.

Exercise of Discretion by Proxy

The Trust Units represented by proxy in favour of the listed nominees will be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, such Trust Units shall be voted on any ballot in accordance with the specification so made.  In the absence of such specification, Trust Units will be voted in favour of the proposed resolutions contained herein.  The persons appointed under the form of proxy furnished on behalf of the Trust by PrimeWest are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and notice of meeting and as to other matters which may properly come before the Meeting.  At the time of mailing of this Management Proxy Circular, neither the Trustee nor the management of PrimeWest know of any such amendment, variation or other matter.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Trust Units

The Trust is authorized to issue an unlimited number of Trust Units.  As at the Record Date, 50,201,939 Trust Units were issued and outstanding.  Unitholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot thereat.  All votes on matters to be brought before the Meeting that require approval by a special resolution shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

Class A Exchangeable Shares

In accordance with the Amended and Restated Class A Exchangeable Shares Voting and Exchange Trust Agreement dated January 1, 2002 among the Trust, PrimeWest and Computershare Trust Company of Canada, in its capacity as voting and exchange trustee (the "Voting and Exchange Trustee"), the Trust has issued a special voting unit (the "Special Voting Unit") to the Voting and Exchange Trustee, for the benefit of the holders (other than the Trust and PrimeWest) of the non-voting class A exchangeable shares of PrimeWest (the "Class A Exchangeable Shares").  The Special Voting Unit carries a number of votes exercisable at the Meeting equal to the number of Trust Units (rounded down to the nearest whole number) into which the Class A Exchangeable Shares are exchangeable on the Record Date.

Each holder of a Class A Exchangeable Share on the Record Date is entitled to direct the Voting and Exchange Trustee to exercise that number of votes attached to the Special Voting Unit equal to the number of Trust Units (rounded down to the nearest whole number) into which the Class A Exchangeable Share of such holder is exchangeable.  Alternatively, such holder is entitled to direct the Voting and Exchange Trustee to give a proxy to such holder or his designee to exercise personally such votes or to give a proxy to a designated agent or other representative of the management of the Trust or PrimeWest to exercise such votes.  The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.  Only holders of Class A Exchangeable Shares of record on the Record Date are entitled to receive notice of, and vote at, the Meeting.  Holders of Class A Exchangeable Shares of record on the Record Date will be entitled to direct the voting of the corresponding votes attached to the Special Voting Unit to the extent of the rights attached to the Class A Exchangeable Shares included in the list of such holders prepared as at the Record Date, even though such a holder may subsequently dispose of his or her Class A Exchangeable Shares.  No one who acquires Class A Exchangeable Shares after the Record Date shall be entitled to attend or vote at the Meeting on the basis of such Class A Exchangeable Shares.

The Voting and Exchange Trustee has sent the Notice of Meeting to the holders of the Class A Exchangeable Shares, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Unit.  Such instructions may be delivered by regular mail to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1  Attention:  Proxy Department (or by courier or hand delivery to 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8).  In order to be valid such instructions must be received by the Voting and Exchange Trustee not later than 2:00 p.m. (Calgary time) on Wednesday, May 5, 2004.

A holder of Class A Exchangeable Shares who has submitted instructions to the Voting and Exchange Trustee with respect to the exercise of votes attached to the Special Voting Unit may revoke it at any time prior to the exercise thereof.  In addition to the revocation in any other manner permitted by law, a direction to the Voting and Exchange Trustee may be revoked by instrument in writing executed by the holder of the Class A Exchangeable Share or his attorney or authorized agent and deposited with Computershare Trust Company of Canada at any time up to 2:00 p.m. (Calgary time) on Wednesday, May 5, 2004, and upon such deposit, the direction is revoked.

As at the Record Date, PrimeWest had 1,407,358 issued and outstanding Class A Exchangeable Shares exchangeable in the aggregate into approximately 645,766 Trust Units.

Principal Holders of Trust Units

To the best of the knowledge of the directors and senior officers of PrimeWest, no person or company beneficially owns directly or indirectly, or exercises control or direction over, Trust Units carrying more than five percent (5%) of the votes attached to all of the issued and outstanding Trust Units.

Quorum for Meeting

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units.  If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either personally or by proxy shall constitute a quorum.

Approval Requirements

The specific resolutions that Unitholders will be asked to approve at the Meeting include resolutions which would elect the directors of PrimeWest, appoint the auditors of PrimeWest and approve an amendment to the Declaration of Trust to provide the Board of Directors with a measure of flexibility in determining when to enforce restrictions on ownership of Trust Units by, and transfer of Trust Units to, non-residents of Canada.

Except in respect of the amendment to the Declaration of Trust referred to above, in order to be effective, the foregoing resolutions require the approval of more than 50% of the votes cast in respect of those resolutions by or on behalf of Unitholders present in person or represented by proxy at the Meeting.  In respect of the amendment to the Declaration of Trust referred to above, in order to be effective the resolution requires the affirmative votes of Unitholders holding not less than 66% of the Trust Units present in person or represented by proxy at the Meeting.

MATTERS TO BE CONSIDERED AT THE MEETING

1.

Financial Statements

At the Meeting, the consolidated financial statements of the Trust for the year ended December 31, 2003 and the auditors' report thereon will be presented.  These financial statements are included in the 2003 Annual Report of the Trust.

2.

Election of Directors

The Board of Directors currently consists of seven members.

The following persons are proposed by PrimeWest on behalf of the Trustee as the nominees for election as directors of PrimeWest to serve until the next annual meeting of

Unitholders or until their successors are duly elected or appointed.  If any vacancies occur in the slate of such nominees because any nominee is unable to serve or will not serve, the discretionary authority conferred by the proxies will be exercised to grant approval to the Trustee to cause PrimeWest to vote for the election of any other person or persons nominated by PrimeWest on behalf of the Trustee.  The names of the nominees for election as directors, their municipalities of residence, principal occupations, year in which each became a director of PrimeWest and numbers of Trust Units beneficially owned or over which control or direction is exercised by such persons, as at December 31, 2003, are as follows:

Name and Present Principal Occupation or Employment	Director of PrimeWest Since	Municipality of Residence	Trust Units Beneficially Owned or over which Control or Discretion is Exercised as at December 31, 2003
HAROLD P. MILAVSKY(1) (2) (3) Chairman Quantico Capital Corp.	1996	Calgary, Alberta	17,850
BARRY E. EMES (3) Partner Stikeman Elliott LLP	1996	Calgary, Alberta	5,370
HAROLD N. KVISLE (1) (2) (3) President TransCanada Pipelines Limited	1996	Calgary, Alberta	14,007
KENT J. MACINTYRE Independent Businessman	1996	Calgary, Alberta	44,302(4)
MICHAEL W. O'BRIEN (1) (2) (3) Corporate Director	2000	Canmore, Alberta	6,895
W. GLEN RUSSELL (1) (2) (3) Management Consultant	2003	Calgary, Alberta	Nil
JAMES W. PATEK(1) (2) (3) President Patek Energy Consultants	2003	Fripp Island, South Carolina, U.S.A.	Nil

Notes:

(1)

Member of the Audit and Reserves Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Consists of 100,000 Class A Exchangeable Shares (which, at December 31, 2003, were exchangeable into 44,302 Trust Units), all of which were held by Canadian Income Fund Group Inc., a corporation wholly-owned by Mr. MacIntyre.

Each of the foregoing persons has been engaged in the occupation set forth above or similar occupations with the same employer for the five preceding years, other than: (a) Mr. Kvisle who prior to May 2001 was Senior Vice President, Energy Operations of TransCanada Pipelines Limited (October 1999 to May 2001) and prior to October 1999 was President of Fletcher Challenge Energy Canada Inc.; (b) Mr. MacIntyre who prior to January 2003 was Vice-Chairman and Chief Executive Officer of PrimeWest; (c) Mr. O'Brien who prior to June 2002 was Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc. (December 1999 to June 2002) and prior to December 1999 was Executive Vice-President of Sunoco Inc., a wholly-owned subsidiary of Suncor Energy Inc.; (d) Mr. Russell who prior to January 1998 was President and Chief Operating Officer of Chauvco Resources Ltd.; and (e) Mr. Patek who prior to June 2000 was President of Fletcher Challenge Energy Canada.

3.

Appointment of Auditors

Unless it is specified in a proxy that the Unitholder withholds approval for the Trustee to cause the appointment of PricewaterhouseCoopers LLP ("PWC") as auditors of PrimeWest and the Trust, the persons named in the enclosed form of proxy intend to grant approval to PrimeWest on behalf of the Trustee to cause the appointment of PWC as auditors of PrimeWest and the Trust, to hold office until the next annual meeting of Unitholders following the Meeting, with remuneration to be determined by PrimeWest and approved by the Board of Directors.  Fees paid to PWC during 2003 totalled $411,600, of which $86,512 pertained to consulting matters.

Representatives of PWC will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

4.

Proposed Amendment to Declaration of Trust

a.

Background to the Proposal - Mutual Fund Trusts

The Trust was designed to qualify as a "mutual fund trust" under the Income Tax Act (Canada) (the "Tax Act").  Briefly, it is important for the Trust to qualify as a mutual fund trust because:

(a)

the trust units of a publicly traded mutual fund trust will generally be qualified investments for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs") and deferred profit sharing plans (collectively, "Exempt Plans") and registered education savings plans ("RESPs");

(b)

if the Trust ceased to qualify as a mutual fund trust:

(i)

the Trust Units would no longer be qualified investments for Exempt Plans and RESPs;

(ii)

an Exempt Plan or RESP would be required, in respect of any month at the end of which that Exempt Plan or RESP continued to hold Trust Units, to pay a tax under Part XI.1 of the Tax Act equal to one percent of the fair market value of those Trust Units at the time the Exempt Plan or RESP acquired those Trust Units;

(iii)

an RRSP or RRIF which holds Trust Units would become taxable on income attributable to those Trust Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of those Trust Units);

(iv)

an RESP which holds Trust Units may have its registration revoked by the Canada Customs and Revenue Agency;

(v)

(vi)

the Trust Units would become foreign property for Exempt Plans and registered pension plans;

(vii)

the Trust would be liable for payment of a tax under Part XII.2 of the Tax Act in respect of certain designated income, which payment by the Trust could have adverse consequences to Unitholders that are not residents of Canada and to certain Unitholders which are tax-exempt entities, since the amount of cash available for cash distributions would be reduced by the amount of that tax;

(viii)

the Trust would cease to be eligible for the capital gains refund mechanism available under the Tax Act; and

(ix)

Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property, and such Unitholders would become subject to Canadian income tax on any gains realized on a disposition of those Trust Units.

Subsection 132(7) of the Tax Act provides that a trust which was established or maintained primarily for the benefit of non-residents will not qualify as a mutual fund trust unless the conditions in paragraph 132(7)(a) or (b) are met.  In particular, paragraph 132(7)(a) provides that subsection 132(7) will not apply at any time if throughout the period starting with the date of the creation of the trust and ending at that time all or substantially all of the property of the trust consisted of property other than "taxable Canadian property", as defined in the Tax Act for this purpose.

b.

How the Trust Ensures it Qualifies as a Mutual Fund Trust

Section 3.8 of the Declaration of Trust currently contains a provision which restricts non-residents of Canada from owning more than one half of the outstanding Trust Units.  That restriction was one measure for ensuring that the Trust qualifies as a mutual fund trust under subsection 132(7) of the Tax Act.

Section 3.8 of the Declaration of Trust also provides that if at any time the Trustee becomes aware that the beneficial holders of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement of that situation and shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to any person unless that person provides a declaration that the person is not a non-resident.  If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee may send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days.  If the Unitholders receiving such notice have not within such period sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents, the Trustee may on behalf of those Unitholders sell those Trust Units and, in the interim, shall suspend the voting and distribution rights attached to those Trust Units.

The Trust need not rely on section 3.8 of the Declaration of Trust to continue to qualify as a mutual fund trust in circumstances where the Trust is able to rely on the provisions of paragraph 132(7)(a) of the Tax Act.  The Trust has reviewed its present and historic asset composition with its counsel and believes that the Trust would be able to qualify as a mutual fund trust by virtue of paragraph 132(7)(a) even if the percentage of the outstanding Trust Units that are owned by non-residents was such that the Trust could be said to be established or maintained primarily for the benefit of non-residents.  However, counsel has advised the Trust that the Canadian Federal budget introduced on March 23, 2004 (the "2004 Budget") contains measures that, if enacted into law, would effectively prevent the Trust from relying on the provisions of paragraph 132 (7)(a) of the Tax Act.

As a result of the foregoing, the Trust believes that it may not always be necessary to enforce section 3.8 of the Declaration of Trust to continue to qualify as a mutual fund trust.  However, if the Trust were to find itself in a position where it needed to, and was able to, rely on paragraph 132(7)(a) of the Tax Act to continue to qualify as a mutual fund trust, the Trust would be limited with respect to the percentage of its assets that may constitute "taxable Canadian property" under the Tax Act.  The Trust does not believe that such a restriction, as presently drafted, would negatively impact the business and affairs of the Trust.

c.

Proposed Amendment to Declaration of Trust

The Trust proposes to amend section 3.8 of the Declaration of Trust to provide that the residency restriction provisions of that section need not be enforced while the Trust is entitled to rely on the provisions of paragraph 132(7)(a) of the Tax Act to maintain its status as a mutual fund trust or the Trust is otherwise able to continue to qualify as a mutual fund trust.  The proposed amendment would give the Board of Directors of the Corporation a measure of flexibility to both execute its business plan and maintain the Trust as a mutual fund trust.  That flexibility would be provided by giving the Board of Directors the discretion to enforce residency restrictions in the ownership of Trust Units and take such other actions as are deemed appropriate in the circumstances that will reduce or limit the number of Trust Units held by non-resident Unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.  As noted above, it is not clear how long the Trust would anticipate being able to rely on the provisions of paragraph 132(7)(a) of the Tax Act in light of the measures contained in the 2004 Budget.

d.

Approval of the Proposed Amendment

The Board of Directors has unanimously determined that the proposed amendments to section 3.8 of the Declaration of Trust are in the best interests of the Trust and the Unitholders, and unanimously recommends that Unitholders vote in favour of the special resolution to effect those amendments.  The form of the special resolution is attached to this Proxy Statement and Information Circular as Schedule A.

To be approved, the special resolution must be passed by the affirmative votes of Unitholders holding not less than 66% of the Trust Units represented at the meeting, whether in person or by proxy and including the number of Trust Units that is equivalent in number to the votes attached to Special Voting Units held by persons represented in person or by proxy at the meeting.

PERFORMANCE ANALYSIS

The following graph compares the cumulative total unitholder return (assuming a $100 investment in the Trust Units) with the cumulative total return of the S&P/TSX Composite Index and the TSX Oil & Gas Producers Index, assuming the reinvestment of distributions, where applicable, for the comparable period.

Index	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
PrimeWest	$100	$155.04	$257.38	$243.71	$291.60	$374.24
S&P/TSX Composite(1)	$100	$131.74	$141.46	$123.67	$108.36	$137.26
TSX Oil & Gas Producers	$100	$122.48	$179.39	$185.27	$215.34	$258.62

Note:

(1)

The S&P/TSX Composite Index was previously referred to as the TSX 300 Index.

EXECUTIVE COMPENSATION

Report on Executive Compensation

The Board of Directors has a Compensation Committee for PrimeWest and the Trust which is comprised of Harold N. Kvisle, as chair, Harold P. Milavsky, Michael W. O'Brien, W. Glen Russell and James W. Patek.  The principal mandate of the Compensation Committee is to assess and make recommendations regarding compensation, benefits and short and long term incentive programs, and to establish a process for identifying, recruiting, appointing and reappointing the senior officers of PrimeWest.  The compensation paid to the senior officers of PrimeWest is subject to the approval of the Board of Directors.  The Board of Directors have reviewed the compensation structure of PrimeWest with respect to its senior officers to ensure that PrimeWest is able, and continues to be able, to attract and retain qualified and experienced individuals to its team of senior officers and to motivate these individuals to perform to the best of their ability and in the best interests of the Trust.

Employees of PrimeWest, including senior officers, participate in a group savings plan (the "Employee Group Savings Plan") set up by PrimeWest.  Employees may elect to participate in the Employee Group Savings Plan on a registered ("RRSP") or on an unregistered basis.  The Employee Group Savings Plan is administered on behalf of the participants by a nationally recognized insurance company, offering participants a wide variety of investment options, including Trust Units.  Under the terms of the Employee Group Savings Plan, PrimeWest contributed 9% of the base salary paid to an employee in calendar 2003 to the plan on behalf of the employee.  Contributions to the Employee Group Savings Plan vest immediately and there are no plan restrictions on employees in respect of the withdrawal or transfer of funds contributed to the plan on their behalf.

Employees of PrimeWest, including senior officers, also participate in a short term incentive plan (the "Short Term Incentive Plan") under which annual cash bonuses are payable to employees in an amount to be determined based on a combination of individual and Trust performance.  Payments under the plan are made at the end of February of each year.  The maximum amount payable in calendar 2003 under the Short Term Incentive Plan for executives, other than the chief executive officer, was 90% of base salary.  The maximum amount payable in calendar 2003 under the Short Term Incentive Plan for the chief executive officer was 120% of base salary.  Fifty percent of the amount of the executive officers' bonus under the Short Term Incentive Plan is determined strictly on the basis of the Trust meeting operational, distribution and relative total return targets set by the Board of Directors at the beginning of each calendar year.  The balance of any such bonus is determined based on individual performance.  In the case of executives, individual performance is assessed by the Board of Directors.

Unit appreciation rights ("Unit Appreciation Rights") under PrimeWest's long term incentive plan (the "Long Term Incentive Plan") are granted at the discretion of the Board of Directors to employees, including senior officers, from time to time as a long term performance incentive.  Subject to the discretion of the Board of Directors, PrimeWest has adopted a policy for future grants of new Unit Appreciation Rights to employees, including the senior officers, on a semi-annual basis.  Under the terms of the Long Term Incentive Plan, participating senior officers may be eligible to receive Trust Units or a cash payment, to the extent that the total return to Unitholders (measured by both changes in Trust Unit prices and cash distributions made to Unitholders) is in excess of a threshold of five percent per annum.

The Compensation Committee and PrimeWest undertake an independent review of the compensation package of its senior officers annually with a view to ensuring that the compensation paid to its senior officers is commensurate with compensation packages provided by operating Canadian oil and gas companies and royalty trusts of a similar size and capitalization and with a similar performance to that of the Trust on an ongoing basis.

Effect of Internalization of Management

From the inception of the Trust in October 1996 until October 1, 2002, the Trust and PrimeWest had retained PrimeWest Management Inc. (the "Manager") to provide management and administrative services.  The senior officers of the Manager and PrimeWest were identical, and the Manager compensated the senior officers for their full employment compensation.  PrimeWest would then reimburse the Manager for all of its general and administrative expenses, including the compensation of the senior officers.

In November 2002, the Trust and PrimeWest completed the "internalization" of the Manager, effective October 1, 2002, by acquiring all of the outstanding shares of the Manager.  The transaction resulted in the elimination of all management, acquisition and disposition fees, other incentive payments and dividends (commonly referred to as the retained royalty) which were payable to the Manager from time to time.

In connection with the internalization transaction, the Manager entered into certain arrangements with each of Donald Garner, Timothy Granger, Dennis Feuchuk and Ronald Ambrozy.  Those agreements and other arrangements were assumed by PrimeWest as part of the internalization transaction, and are described in detail below, under the heading "Employment Arrangements".

All compensation figures set forth below include all amounts paid by the Manager to the named executive officers in respect of employment services provided prior to October 1, 2002 and all amounts paid by PrimeWest to the named executive officers in respect of employment services provided from and after October 1, 2002.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to the Chief Executive Officer of PrimeWest and the other three most highly compensated executive officers of PrimeWest (collectively, the "named executive officers") during the year ended December 31, 2003.  Aspects of this compensation are dealt with in the following tables.

		Annual Compensation			Long-Term Compensation
					Awards	Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Unit Appreciation Rights Granted (#)(4)	LTIP Payouts ($)	All Other Compensation ($)(5)
Donald A. Garner President & Chief Executive Officer	2003 2002 2001	325,000 325,000 172,727	195,000 60,000 -	42,964 44,809 13,679	121,651 156,036 83,594	- - -	- - -
Tim Granger Chief Operating Officer	2003 2002 2001	236,250 206,250 184,000	105,300 75,000 55,737	34,977 29,880 16,942	55,852 61,729 19,893	281,833 59,516 196,175	100,000 - -
Dennis G. Feuchuk Vice President, Finance and Chief Financial Officer	2003 2002 2001	236,250 225,000 53,500	121,500 30,000 -	34,977 34,417 1,158	55,852 69,445 35,047	181,627 - -	100,000 - -
Ronald Ambrozy Vice President, Business Development	2003 2002 2001	183,750 175,000 157,500	65,625 16,500 68,107	29,135 24,564 13,936	28,960 24,006 17,506	701,129 219,226 70,024	100,000 - -

Notes:

(1)

Mr. Garner became an employee effective June 1, 2001.  Mr. Feuchuk became an employee effective October 4, 2001.

(2)

The amounts disclosed represent payments made under the Short Term Incentive Plan during the year, but earned and based on individual and Trust performance in the previous year.  The amounts earned under the Short Term Incentive Plan for 2003 and paid in 2004 are as follows: Mr. Garner $200,000, Mr. Granger $80,000, Mr. Feuchuk $125,000 and Mr. Ambrozy $80,000.

(3)

Amounts include benefits paid to the employees such as the Employee Group Savings Plan and other taxable amounts.

(4)

The Unit Appreciation Rights are described elsewhere in this circular.  See "Executive Compensation - Unit Appreciation Rights".

(5)

This compensation represents the value of Class A Exchangeable Shares issued to Mr. Granger, Mr. Feuchuk and Mr. Ambrozy on November 6, 2003.  Mr. Garner received Class A Exchangeable Shares in his capacity as vendor of shares of a corporation which held certain rights under the management incentive program of the Manager.  See "Executive Compensation - Employment Arrangements."

Unit Appreciation Rights

Except as set out below, no options or other Trust Unit rights have been granted to any senior officer of PrimeWest.  Under the terms of the Long Term Incentive Plan, personnel entitled to participate in the plan will be entitled to exercise the Unit Appreciation Rights granted to them in one-third increments on each of the first three anniversaries of the effective date of the grant thereof.  The following table sets forth certain information relating to the Unit Appreciation Rights issued to the named executive officers under the Long Term Incentive Plan, during the year ended December 31, 2003.

Name	Grant Date	Unit Appreciation Rights Granted (#)	% of Total Unit Appreciation Rights Granted in Fiscal Period	Base Price of Trust Units underlying Unit Appreciation Rights ($/Unit)	Market Value of Trust Units Underlying Unit Appreciation Rights on the Date of Grant ($/Unit)	Expiration Date
Donald A. Garner	Jan. 2, 2003 July 2, 2003	60,873 60,778	11% 10%	25.36 25.40	25.36 25.40	Jan. 2, 2009 July 2, 2009
Tim Granger	Jan. 2, 2003 July 2, 2003	27,948 27,904	5% 5%	25.36 25.40	25.36 25.40	Jan. 2, 2009 July 2, 2009
Dennis G. Feuchuk	Jan. 2, 2003 July 2, 2003	27,948 27,904	5% 5%	25.36 25.40	25.36 25.40	Jan. 2, 2009 July 2, 2009
Ronald Ambrozy	Jan. 2, 2003 July 2, 2003	14,491 14,469	3% 3%	25.36 25.40	25.36 25.40	Jan. 2, 2009 July 2, 2009

The following table and the notes thereto set forth information concerning aggregated exercises of Unit Appreciation Rights by the named executive officers during the year ended December 31, 2003 together with the number and value of unexercised Unit Appreciation Rights held by each of the named executive officers as at December 31, 2003.

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Appreciation Rights at Year End (#)		Value of Unexercised in-the-money Unit Appreciation Rights at Year End ($)
			Vested	Unvested(1)	Vested	Unvested(1)
Donald A. Garner	-	-	106,664	254,617	502,323	1,168,179
Tim Granger	12,728	281,833	42,969	103,973	384,342	477,542
Dennis G. Feuchuk	19,070	181,626	26,978	114,296	150,456	617,853
Ronald Ambrozy	18,477	701,129	45,641	50,996	751,569	259,754

Notes:

(6)

The Board of Directors of PrimeWest has the ability to accelerate the vesting of all unvested Unit Appreciation Rights on the occurrence of any one of a number of specified events.

Employment Arrangements

PrimeWest is a party to an agreement with each of Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy.  Under the agreement with Mr. Garner, if PrimeWest terminates his employment without just cause, Mr. Garner will be entitled to a severance payment equal to between 2 and 2.5 times his annual remuneration, depending on his period of service at the time of termination.  The agreement with each of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy contain similar provisions, except that the severance payment in the event PrimeWest terminates his employment without just cause will be equal to between 1.5 and 2 times his annual remuneration, depending on his period of service at the time of termination.  Each of those senior officers will also be entitled to exercise all Unit Appreciation Rights which had then vested or which would vest within the notice period.

The Manager also entered into employee retention agreements with each of Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy at the time the management internalization transaction was completed.  These agreements provided for consideration for those senior officers agreeing to remain employed with PrimeWest following completion of the management internalization transaction.  Under the employee retention agreement with Mr. Garner, PrimeWest has agreed to issue to Mr. Garner 47,170 Class A Exchangeable Shares on each of November 6, 2004, 2005, 2006 and 2007.  The issuance of those shares will be accelerated in the event of a change of control of the Trust or if PrimeWest terminates Mr. Garner's employment without just cause.  Mr. Garner will forfeit all of the unissued Class A Exchangeable Shares in the event his employment is terminated for cause or for any other reason.  The employee retention agreements with each of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy contain similar provisions, except that their annual entitlements are equal to 18,868, 18,868 and 9,434 Class A Exchangeable Shares, respectively.

The Manager also entered into further agreements with each of Mr. Garner, Mr. Granger, Mr. Feuchuk and Mr. Ambrozy at the time the management internalization transaction was completed.  These agreements provided:  (a) in the case of Mr. Garner, for the sale of shares of a corporation which held certain rights under the management incentive program (the "MIP") of the Manager; and (b) in the case of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy, for the compensation of those senior officers for renouncing their rights under the MIP.  Under these agreements, in Mr. Garner's case, the shareholders of the corporation received a total of 129,381 Class A Exchangeable Shares on November 6, 2003, 50% of which Class A Exchangeable Shares were issued to Mr. Garner, and each of Mr. Granger, Mr. Feuchuk and Mr. Ambrozy was issued 10,781 Class A Exchangeable Shares on November 6, 2003.

Compensation of Directors

During the fiscal period ended December 31, 2003, the Chairman of PrimeWest was paid an annual retainer of $35,000 and an additional $1,500 for each Board of Directors meeting attended.  Committee Chairmen received an annual retainer of $7,500 and $1,500 for each committee meeting attended, and the non-executive directors received an annual retainer of $15,000 and $1,200 for each meeting of the Board of Directors attended.  Committee members received an annual retainer of $2,500 and $1,200 for each committee meeting attended.

The non-executive directors receive an annual grant of a number of Unit Appreciation Rights determined by the formula applicable to those directors.  The Chairman of the Board of Directors was granted 37,431 Unit Appreciation Rights in 2003.  The other non-executive directors were each granted 18,715 Unit Appreciation Rights in 2003.

Two additional non-executive directors, Mr. Russell and Mr. Patek, were appointed during the year and were granted Unit Appreciation Rights that were prorated to their appointment dates (18,467 and 11,138 respectively).

For 2004, the Chairman of PrimeWest will receive an annual retainer of $50,000 and an additional $1,800 for each Board of Directors meeting attended.  The non-executive directors will receive an annual retainer of $25,000 and an additional $1,500 for each Board of Directors meeting or Committee meeting attended.

Liability Insurance of Directors and Senior Officers

PrimeWest maintains directors' and senior officers' liability insurance coverage for losses to PrimeWest if it is required to reimburse directors and senior officers, where permitted, and for direct indemnity of directors and senior officers where corporate reimbursement is not permitted by law.  The insurance protects PrimeWest's directors and senior officers against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or senior officers acting in such capacity for PrimeWest.  All directors and officers of PrimeWest are covered by the policy and the amount of insurance applies collectively to all.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS

Computershare Trust Company of Canada is the Trustee and also acts as the transfer agent for the Trust Units.  The Trustee is paid a reasonable fee in connection with the administration of the Trust and is also reimbursed for all of its expenses properly incurred, as agreed by the Trustee and PrimeWest.

Mr. Emes, a director of PrimeWest, is a partner of Stikeman Elliott LLP, a law firm which renders legal services to PrimeWest and the Trust.

CORPORATE GOVERNANCE

Declaration of Trust

Under the terms of the Declaration of Trust, Computershare Trust Company of Canada, as Trustee, is given broad powers and authorities over the administration and management of the Trust.  Pursuant to the Declaration of Trust, the Trustee has delegated to the Board of Directors the supervision of the management of the business and affairs of the Trust.  Among other things, the Board of Directors is given responsibility for all matters relating to offerings of securities of the Trust, take-over bids or similar transactions involving the Trust or its subsidiaries, the terms, amendment or execution of material contracts (including the royalty agreement) on behalf of the Trust, the voting of securities held by the Trust, the redemption of Trust Units, any borrowings or acquisitions made by the Trust or its subsidiaries and the approval of the Trust's public disclosure documents.

The Trust, as the sole voting shareholder of PrimeWest, is entitled to elect the directors of PrimeWest and must do so in accordance with a vote of the Unitholders.  Holders of the Class A Exchangeable Shares of PrimeWest do not have the right to vote their shares directly, but can effectively exercise voting rights at meetings of unitholders through the Special Voting Unit of the Trust.

Corporate Governance and the Board of Directors

The Toronto Stock Exchange (the "TSX") has prescribed that all entities listed on the TSX must annually disclose their approach to corporate governance with specific reference to a set of guidelines (the "TSX Guidelines").  PrimeWest has structured its corporate governance so as to be in compliance with those TSX Guidelines.  In addition, PrimeWest continually reviews its corporate governance to ensure compliance with other published policies, including the recently enacted corporate governance rules (the "NYSE Rules") of the New York Stock Exchange and the Sarbanes - Oxley Act of 2002.  Finally, PrimeWest stays abreast of legislative and other initiatives pertaining to corporate governance matters and proactively seeks to adjust its corporate governance to address such potential requirements.  Attached as Schedule B to this Proxy Statement and Information Circular is a description of PrimeWest's corporate governance practices with specific reference to the TSX Guidelines and NYSE Rules.

The Board of Directors is currently comprised of seven members, a majority of whom are unrelated directors, within the meaning contemplated by the TSX Guidelines, and independent directors, within the meaning contemplated by the NYSE Rules.  Additionally, the Chairman of the Board of Directors is unrelated and independent.

The Board of Directors has responsibility for the stewardship of the Trust and PrimeWest, including responsibilities for planning and evaluation, financial management, operations, human resources and environment and safety.  The Board of Directors has taken specific responsibility for:

  adopting a strategic planning process;

  identifying principal risks and implementing risk management systems;

  succession planning, including nominating, training and monitoring senior officers;

  implementation of and compliance with a communications and disclosure policy;

  implementation of and compliance with an insider trading policy; and

  ensuring the integrity of internal control and management information systems.

Currently, the Board of Directors meets a minimum of five times per year and each scheduled board meeting is followed by a meeting of the directors without the presence of management.

PrimeWest does not provide formal education programs for new directors, but does provide such orientation and information as individual directors may request.  All directors, notwithstanding the manner in which they were nominated, are required to act in the best interests of PrimeWest.  Of the current members of the Board of Directors of PrimeWest, all such directors, with the exception of Mr. MacIntyre, the former Vice-Chairman and Chief Executive Officer of PrimeWest, may be considered unrelated.  Mr. Milavsky is the unrelated and independent director elected as Chairman of the Board of Directors.  Although Mr. Emes is a partner in a law firm which provides services to PrimeWest, the Board of Directors does not believe that this interferes, or could be perceived to interfere, in any material way with

Mr. Emes' ability to act with a view to the best interests of PrimeWest.  Mr. Emes is not however, considered "independent" under the NYSE rules.

Board Committees

The Board of Directors discharges its responsibilities acting either in its entirety or through one of its committees.  The Board of Directors has an Audit and Reserves Committee, a Corporate Governance and Nominating Committee and a Compensation Committee.  The membership of these committees is described on page 6.  The Audit and Reserves Committee reviews financial reporting processes, PrimeWest's system of internal controls and the audit process.  The Audit and Reserves Committee also reviews the annual reserves engineering report and all operating and financial results prior to disclosure.  The Corporate Governance and Nominating Committee's principal mandate is to ensure the effectiveness of the corporate governance of PrimeWest.  In order to accomplish this important mandate, the Corporate Governance and Nominating Committee is to assess and make recommendations regarding the effectiveness of the Board of Directors and to establish a process for identifying, recruiting, appointing, reappointing and providing ongoing development of directors.  The Corporate Governance and Nominating Committee also functions as the Health, Safety and Environment Committee monitoring the health, safety and environmental practices of PrimeWest, to ensure compliance with applicable legislation, and conformance with industry standards, with the overall goal of preventing or mitigating losses.

The Compensation Committee's responsibilities include a duty to assess and make recommendations regarding compensation, benefits, short and long term incentive programs and the establishment of a process for identifying, recruiting, appointing, and reappointing of the senior officers of PrimeWest.  The Compensation Committee also monitors PrimeWest's compensation schemes and practices to ensure congruence between the performance of senior officers and PrimeWest when compared to the objectives and goals of PrimeWest and the Trust.

The Board of Directors as a whole has reviewed the compensation of the directors in light of their risks and responsibilities, as required by the TSX Guidelines.  In addition, the Board of Directors has the ability to function independently of management and has the ability to engage outside advisors, at PrimeWest's expense, should the Board of Directors or individual directors so wish, as specified in the TSX Guidelines.

OTHER MATTERS

PrimeWest knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual and special meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

PrimeWest shall provide without charge, upon request being made to the Secretary of PrimeWest, a copy of the Trust's annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Trust's most recently filed comparative annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the Trust that have been filed thereafter and the information circular for the Trust's most recent annual meeting of Unitholders.

APPROVAL AND CERTIFICATION

The contents and mailing of this Management Proxy Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATE:  March 18, 2004.

PRIMEWEST ENERGY TRUST
BY:  PRIMEWEST ENERGY INC.

(Signed)	(Signed)
Donald A. Garner President and Chief Executive Officer	Dennis G. Feuchuk Vice President, Finance and Chief Financial Officer

SCHEDULE A

FORM OF DECLARATION OF TRUST AMENDMENT RESOLUTION

Be it Resolved as a Special Resolution that:

1.

Section 3.8 of the Declaration of Trust shall be deleted and replaced in its entirety with the following:

3.8

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust always qualify as a "mutual fund trust" under the Income Tax Act.  Accordingly, in order to ensure the maintenance of such status:

(a)

The Corporation shall:

(i)

prior to the completion of any transaction involving the acquisition by the Trust of any Subsequent Investment;

(ii)

prior to any material modification to the Trust Fund other than as contemplated by paragraph (i);

(iii)

promptly following any proposed amendment to paragraph 132(7)(a) of the Income Tax Act or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or

(iv)

otherwise at any time when requested by the Trustee,

obtain an opinion of Counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of paragraph (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Income Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" under the Income Tax Act.

(b)

If at any time the board of directors of the Corporation determines, in its sole discretion, or becomes aware, pursuant to Section 3.8(a) or otherwise, that the Trust's ability to continue to rely on paragraph 132(7)(a) of the Income Tax Act (or any successor provision thereto) for purposes of qualifying as a "mutual fund trust" thereunder is in jeopardy, then forthwith after such determination:

(i)

it shall be the sole responsibility of the Corporation to monitor the holdings by Non-Residents; and

(ii)

the Corporation shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada (within the meaning of the Income Tax Act) or that the Trust is otherwise able to continue to qualify as a mutual fund trust.

(c)

The Corporation may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership under Section 8.11, perform residency searches of unitholder and beneficial unitholder mailing address lists and take such other steps specified by the Corporation, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust Units.

(d)

If at any time the board of directors of the Corporation, in its sole discretion, determines that it is in the best interest of the Trust, the Corporation, notwithstanding the ability of the Trust to continue to rely on paragraph 132(7)(a) of the Income Tax Act for the purpose of qualifying as a "mutual fund trust" under the Income Tax Act, may:

(i)

require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Corporation pursuant to Section 8.11 that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident of Canada;

(ii)

to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by non-residents of Canada, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by non-residents of Canada or in such other manner as the Corporation may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by non-residents of Canada or a specified portion thereof within a specified period of not less than 60 days.  If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Corporation with satisfactory evidence that such Trust Units are not beneficially owned by non-residents within such period, the Corporation may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes).  Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Certificates representing such Trust Units;

(iii)

delist the Trust Units from any non-Canadian stock exchange; and

(iv)

take such other actions as the board of directors of the Corporation determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by non-resident Unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada.

(e)

The Trustee shall have no liability for amounts received pursuant to sales of Trust Units made pursuant to Section 3.8(d)(ii).  Except as specifically set out herein, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 3.8 by virtue of the powers conferred on it under this Declaration of Trust.  The Trustee shall not be deemed to have notice of any violation of this Section 3.8 unless and until it has been given written notice of such violation and shall be required to act only as required by this Declaration of Trust and upon an indemnity satisfactory to the Trustee being provided by the Trust.  The Trustee shall not be required to actively monitor the non-resident holdings of the Trust.  It is acknowledged that the Trustee cannot monitor the non-resident holders of the Trust Units given that many of the Trust Units are registered in the name of depositories and other non-beneficial holders.  The Trustee shall not be liable for any violation of the non-resident ownership restriction in this Section 3.8 which may occur during the term of the Trust.

(f)

Notwithstanding any other provision of this Declaration of Trust, non-resident Unitholders, whether registered holders or beneficial holders of Trust Units, shall not be entitled to vote in respect of any Special Resolutions to amend this Section 3.8.

2.

Any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Unitholders.

3.

All capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Management Proxy Circular of the Trust dated March 18, 2004.

SCHEDULE B

PrimeWest's corporate governance practices meet the Toronto Stock Exchange ("TSX") guidelines and all other applicable Canadian requirements.

As a Canadian company listed on the New York Stock Exchange ("NYSE"), PrimeWest is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements.  As a foreign private issuer, PrimeWest is only required to comply with three of the NYSE Rules: 1) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; 2) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; and 3) provide a brief description of any significant difference between its corporate governance practices and those followed by U.S. companies under NYSE listing standards.  However, with the exception outlined below under item 20, PrimeWest has voluntarily chosen to adopt corporate governance practices that comply with the NYSE Rules in all significant respects.

1 For the purposes of the TSX Guidelines an unrelated director is a director that is not a member of management and does not have an interest or relationship that could be seen to interfere with the director's ability to act in the best interests of the company, other than interests or relationships that result from holding securities of the company.

2 For the purposes of the NYSE Rules, no director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship to the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company.  In addition, there are certain per se bars to the definition of independence.

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

FORM OF PROXY - ANNUAL GENERAL AND SPECIAL MEETING TO BE HELD ON MAY 6, 2004

Notes to Proxy

1.

Harold P. Milavsky is Chairman and a director of PrimeWest and Donald A. Garner is an officer of PrimeWest. A unitholder has the right to appoint a person, who need not be a unitholder, other than those named above to represent him or her at the Meeting. A unitholder may exercise this right by inserting the name of such other person in the blank space provided and striking out the other names, or may complete another appropriate proxy and, in either case, should deliver the completed proxy as set forth below.

2.

If you are unable to be personally present at the Meeting, kindly fill in, sign and return this proxy by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th floor, Toronto, Ontario, M5J 2Y1 (or by courier or hand delivery to 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8), not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof, or with the Chairman of the Meeting prior to the commencement thereof.

3.

This Proxy should be dated and must be signed by the unitholder or his or her attorney authorized in writing or if the unitholder is a body corporate, this instrument should be executed under its corporate seal by a director, officer or attorney thereof duly authorized. If this form of proxy is not dated in the above space, it will be deemed to bear the date on which it was mailed to the unitholder.

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Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.  Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

To Vote Using the Telephone (Within Canada and U.S.)	To Vote Using the Internet	To Receive Documents Electronically
Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. 1 8XX XXX-XXXX	Go to the following web site: www.computershare.com/ca/proxy

You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications"

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

PROXY ACCESS NUMBER 12345     HOLDER ACCOUNT NUMBER C1234567890

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:00 p.m., Calgary Time, on May 5, 2004.

THANK YOU

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

Appointment of Proxyholder

The undersigned holder of Trust Units of PrimeWest Energy Trust (the "Trust") hereby appoints: Harold P. Milavsky of Calgary, Alberta, or failing him, Donald A. Garner of Calgary, Alberta	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as proxyholder, to attend and vote for and act on behalf of the undersigned at the Annual General Meeting (the "Meeting") of the Trust to be held at Telus Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta, on Thursday, May 6, 2004, at 2:00 p.m. (Calgary Time) and at any adjournments thereof, and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournments thereof, and without limiting the foregoing, the said proxyholder is hereby instructed to vote at the said Meeting as follows:

1. Election of Directors

Directing the Trustee to cause the election of the nominees of the Trust specified in the management proxy circular of the Trust dated March 18, 2004 (the "Circular") as directors of PrimeWest Energy Inc. ("PrimeWest") for the ensuing year;

FOR all nominees:

WITHHOLD vote for all nominees:

2. Appointment of Auditors

Appointing PricewaterhouseCoopers LLP as the auditor of the Trust and PrimeWest, for the ensuing year at a remuneration to be fixed by PrimeWest and approved by the Directors of PrimeWest;

FOR:

WITHHOLD:

3. Special Resolution

Ratifying, confirming and approving the special resolution to approve the amendment of the Declaration of Trust to provide the Board of Directors of PrimeWest with a measure of flexibility in determining when to enforce restrictions on ownership of Trust Units by, and transfer of Trust Units to, non residents of Canada.

FOR:

Against:

4. On Any Other Business

which may properly come before the Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.

Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote "FOR" each of the above matters. If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Day	Month	Year

Interim Financial Statements Request

Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Mark this box if you would like to receive Quarterly Financial Statements by mail.

As a registered holder you will receive an annual report. If you DO NOT want to receive an annual report, please mark the box. If you do not mark the box, you will continue to receive an annual report.

Mark this box if you DO NOT want to receive the Annual Report by mail.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

VOTING INSTRUCTION FORM - ANNUAL GENERAL AND SPECIAL MEETING TO BE HELD ON MAY 6, 2004

Notes to Voting Instruction Form ("VIF")

1.

Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

3.

This VIF should be signed in the exact manner as the name appears on the VIF.

4.

If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this VIF will be voted as recommended by Management.

VIFs submitted must be received by 2:00 p.m., Calgary Time, on May 5, 2004.

THANK YOU

THIS VOTING INSTRUCTION FORM IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

Appointment of Proxyholder

The undersigned holder of Class A Exchangeable Shares of PrimeWest Energy Inc. ("PrimeWest") as Beneficiary under the Agreement, hereby directs Computershare Trust Company of Canada (the "Trustee"), as trustee under the Agreement

OR	Print the name of the person you are appointing as proxyholder of Computershare Trust Company of Canada to attend and vote.

and act on behalf of the undersigned at the Annual General Meeting (the "Meeting") of the Trust to be held at Telus Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta, on Thursday, May 6, 2004, at 2:00 p.m. (Calgary Time) and at any adjournments thereof, and at any poll(s) which may take place in consequence thereof, and without limiting the foregoing, to vote the Aggregate Equivalent Vote Amount under the Special Voting Unit at the said Meeting as follows:

1.

Election of Directors

Directing the Trustee to cause the election of the nominees of the Trust specified in the management proxy circular of the Trust dated March 18, 2004 (the "Circular") as directors of PrimeWest Energy Inc. ("PrimeWest") for the ensuing year;

FOR all nominees:

WITHHOLD vote for all nominees:

2.

Appointment of Auditors

Appointing PricewaterhouseCoopers LLP as the auditor of the Trust and PrimeWest, for the ensuing year at a remuneration to be fixed by PrimeWest and approved by the Directors of PrimeWest;

FOR:

WITHHOLD:

3.

Special Resolution

Ratifying, confirming and approving the special resolution to approve the amendment of the Declaration of Trust to provide the Board of Directors of PrimeWest with a measure of flexibility in determining when to enforce restrictions on ownership of Trust Units by, and transfer of Trust Units to, non residents of Canada.

FOR:

Against:

4.

On Any Other Business

which may properly come before the Meeting, or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. If no voting instructions are indicated above, this VIF will be voted as recommended by Management.

Signature(s)	Day	Month	Year

Interim Financial Statements Request

Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Mark this box if you would like to receive Quarterly Financial Statements by mail.

As a registered holder you will receive an annual report. If you DO NOT want to receive an annual report, please mark the box. If you do not mark the box, you will continue to receive an annual report.

Mark this box if you DO NOT want to receive the Annual Report by mail.

PRIMEWEST ENERGY TRUST

BY SEDAR

TO:

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilieres du Quebec

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

I, Don A. Garner, Chief Executive Officer of PrimeWest Energy Inc. ("PrimeWest"), the duly authorized attorney of PrimeWest Energy Trust (the "Trust"), do hereby certify in such capacity on behalf of the Trust (and not in my personal capacity, and without personal liability in respect thereof), pursuant to Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and in contemplation of a special meeting of holders of trust units of the Trust ("Trust Units") scheduled for May 6, 2004 (the "Meeting"), intending that the same may be relied upon without further enquiry, that, to the best of my knowledge, information and belief, after having made due enquiry:

1.

The Trust has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners of Trust Units at least 21 days before the date fixed for the Meeting;

2.

The Trust has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in Paragraph 1; and

3.

The Trust intends to rely on Section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meeting.

DATED at Calgary, Alberta, this 26th day of  March, 2004.

PRIMEWEST ENERGY TRUST

By its duly authorized attorney,

PRIMEWEST ENERGY INC.

Per:            (signed)

Don A. Garner,

President & Chief Executive Officer